UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING TO BE HELD ON APRIL 28th, 2021

SUMMARY VOTE STATEMENT SENT BY THE BOOKKEEPING AGENT

Sendas Distribuidora S.A. (“Company”) communicates to its shareholders and the market in general, according to CVM Instruction No. 481/09, as amended, that has received the SUMMARY VOTE STATEMENT OF THE BOOKKEEPING AGENT for the Ordinary (Annex 1) and Extraordinary (Annex 2) Shareholders Meeting, concerning the voting instructions contained in the Remote Voting Bulletin received by bookkeeping agent, indicating the total number of approvals, rejections and abstentions for each of the subjects to be deliberated in the Ordinary and Extraordinary Shareholders Meeting of to be held on April 28th, 2021.

Rio de Janeiro (RJ, Brazil), 26th April, 2021.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 1

SUMMARY VOTE STATEMENT – ORDINARY SHAREHOLDERS MEETING

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2020.	Approve	44,411,182
		Reject	333,487
		Abstain	3,338,846
2	Proposal for allocation of the net profit for the fiscal year ended December 31, 2020, as detailed in the Management Proposal, in the following terms: (i) R$5,245,374.62 to the Legal Reserve; (ii) R$394,944,343.74 for the distribution of dividends, of which has already been distributed as interest on equity the total amount of R$310,000,000.00 (R$263,500,000.00 being the net amount already paid to shareholders); and (iii) R$998,833,031.22 to the Expansion Reserve account.	Approve	48,083,515
		Reject	-
		Abstain	-
3	Rectification of annual global compensation for the members of the Company’s management and Company’s fiscal council (if the Shareholders request their establishment) for the fiscal year 2021, in the terms of the Management Proposal, in the amount of up to R$92,332,869.71, up to R$48,665,892.15 to the Board of Officers, up to R$43,126,977.55 to the Board of Directors and up to R$540,000.00 to the Fiscal Council.	Approve	39,513,863
		Reject	7,980,167
		Abstain	589,485
4	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2021?	Yes	41,408,417
		No	926,483
		Abstain	5,748,615
5	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	45,628,851
		No	2,055,140
		Abstain	399,524

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 2

SUMMARY VOTE STATEMENT – EXTRAORDINARY SHAREHOLDERS MEETING

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Proposal for amendment of the Company’s Bylaws, pursuant to the Management Proposal, to reflect the granting of contracts of indemnity, which is an important instrument of attraction and retention of executives, upon prior approval of the Company's Board of Directors.	Approve	11,636,971
		Reject	35,921,319
		Abstain	110,320
2	Proposal for the exclusion of Art. 45 of the Company's Bylaws, pursuant to the Management Proposal, since this article provided that the effectiveness of certain clauses was subject to the entry into force of the Novo Mercado Participation Agreement. As this contract is already in force, the clause has lost its purpose and management recommends its exclusion.	Approve	47,668,610
		Reject	-
		Abstain	-
3	Proposal for consolidation of the Company's Bylaws, subject to the approval of the resolutions of the previous items.	Approve	47,668,610
		Reject	-
		Abstain	-
4	Approval for the valuation report of the spin-off portion of the Companhia Brasileira de Distribuição approved by the shareholders in item 4.7 of the Extraordinary General Meeting held on 12/31/20 ("EGM of the Spin-off"), and which should have been included in annex 4.7(ii) but which was not provided in the version filed with the Board of Trade of the State of Rio de Janeiro ("JUCERJA"), to be attached to the minutes of this Extraordinary General Meeting so that it can be registered with JUCERJA as if it had been part of the EGM of the spin-off.	Approve	47,668,610
		Reject	-
		Abstain	-
5	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	45,456,770
		No	2,211,840
		Abstain	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer